UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934


Retail Properties of America, Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

76131V202
(CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
	Rule 13d-1(b)
?	Rule 13d-1(c)
?	Rule 13d-1(d)



Page 1 of 8 Pages

1
NAME OF REPORTING PERSON:
LaSalle Investment Management Securities, LLC

S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
36-3991973

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

Not applicable


3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

5
SOLE VOTING POWER

733,408

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
6
SHARED VOTING POWER

0

EACH
REPORTING
PERSON WITH
7
SOLE DISPOSITIVE POWER
10,190,179


8
SHARED DISPOSITIVE POWER

0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,923,587

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not applicable

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.10%

12
TYPE OF REPORTING PERSON*
IA


*SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.
     	(a)	Name of Issuer
     		Retail Properties of America, Inc.

	(b)	Address of Issuer's Principal Executive Offices
		2021 Spring Road, Suite 200
		Oak Brook, IL 60523

Item 2.
     LaSalle Investment Management, Inc. provides the following information:
     	(a)	Name of Person Filing
		LaSalle Investment Management Securities, LLC

	(b)	Address of Principal Business Office or, if none, Residence
		100 East Pratt Street
		Baltimore, MD 21202

	(c)	Citizenship
		Maryland

	(d)	Title of Class of Securities

		Common Stock, $.01 par value per share

	(e)	CUSIP Number

		76131V202


Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b), check whether the person filing is a

(a)  [ ]  Broker or Dealer registered under Section
	  15 of the Act

(b)  [ ]  Bank as defined in Section 3(a)(6) of the
	  Act

(c)  [ ]  Insurance Company as defined in section
	  3(a)(19) of the Act

(d)  [ ]  Investment Company registered under
	  Section 8 of the Investment Company Act

(e)  [x]  An investment advisor in accordance with
	  Section 240.13d-1(b)(1)(ii)(E)

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)
	  (ii)(F)

(g) [ ] A parent holding company or control person in accordance with Section 240.13d-l(b)(1)
	  (ii)(G)

(h)  [ ]  A savings association as defined in Section
	  3(b) of the Federal Deposit Insurance Act
	  (12 U.S.C. 1813)

(i) [ ] A church plan that is excluded from the definition of an investment company under
	  section 3(c)(14) of the Investment Company
	  Act of 1940 (15U.S.C. 80a-3)

(j)  [ ]  Group, in accordance with Section 240.13d-1
	  (b)(l)(ii)(J)


Item 4.	Ownership
     Provide the following information regarding the aggregate number
	and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned
      	10,923,587

	(b)	Percent of Class
      	5.10%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote
      		733,408

		(ii)	shared power to vote or to direct the vote
      		0

		(iii)	sole power to dispose or to direct the disposition of
      		10,190,179

		(iv)	shared power to dispose or to direct the disposition of
      		0
Item 5.	Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

      	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on By the Parent Holding Company

      	Not applicable.

Item 8.	Identification and Classification of Members of the Group

      	Not applicable.

Item 9.	Notice of Dissolution of Group

      	Not applicable.

Item 10.	Certification
     	By signing below I certify that, to the best of my knowledge and belief,
	the securities referred to above were acquired in the ordinary course of
	business and were not acquired for the purpose of and do not have the effect
	of changing or influencing the control of the issuer of such securities and
	were not acquired in connection with or as a participant in any transaction
	having such purposes or effect.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify
	that the information set forth in this Statement is true, complete and correct.


Dated:	February 12, 2021

LASALLE INVESTMENT MANAGEMENT
SECURITIES, LLC


By:/s/ Chaim Preiser
Name:	Chaim Preiser
Title:	Vice President, Compliance



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